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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ecogen Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

278864 20 2
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278864 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Bioinvest Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Channel Islands

	5.	Sole Voting Power: 500,000
Number of
Shares
Beneficially	6.	Shared Voting Power:
Owned by
Each
Reporting	7.	Sole Dispositive Power: 500,000
Person
With
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 1.3%

12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 278864 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Farlap Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Channel Islands

	5.	Sole Voting Power: 500,000
Number of
Shares
Beneficially	6.	Shared Voting Power:
Owned by
Each
Reporting	7.	Sole Dispositive Power: 500,000
Person
With
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 1.3%

12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 278864 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mrs. Luciana Price

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Italy

	5.	Sole Voting Power: 500,000
Number of
Shares
Beneficially	6.	Shared Voting Power:
Owned by
Each
Reporting	7.	Sole Dispositive Power: 500,000
Person
With
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 1.3%

12.	Type of Reporting Person (See Instructions): IN

Item 1.

	(a)	Name of Issuer:

Ecogen Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2000 Cabot Boulevard West, #170
Langhorne, PA 19047

Item 2.

	(a)	Name of Person Filing:

This statement on Schedule 13G is being filed jointly on behalf of (i) Bioinvest Limited, (ii) Farlap Asset Management Limited, and (iii) Mrs. Luciana Price. Bioinvest Limited currently is the record holder of 500,000 shares of the common stock, par value $.01 per share, of the Issuer. Farlap Asset Management Limited owns all of the outstanding stock of Bioinvest Limited. Mrs. Luciana Price owns all of the outstanding stock of Farlap Asset Management Limited.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Bioinvest Limited is 22 Grenville Street, St. Helier, Jersey, Channel Islands. The address of the principal business office of Farlap Asset Management Limited is 22 Grenville Street, St. Helier, Jersey, Channel Islands. The residence address of Mrs. Luciana Price is 33 Chemin Sous Carran, Collonge Bellerive, Geneva, Switzerland.

	(c)	Citizenship:

Bioinvest Limited is a corporation organized under the laws of the Channel Islands. Farlap Asset Management Limited is a corporation organized under the laws of the Channel Islands. Mrs. Luciana Price is a natural person who is a citizen of Italy.

	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

	(e)	CUSIP Number:

278864 20 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 500,000

(b)	Percent of class: 1.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 500,000.

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 500,000.

(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 14, 2002

Bioinvest Limited

By:	/s/ LUCIANA PRICE
Mrs. Luciana Price
Director

                              Farlap Asset Management Limited

By:	/s/ LUCIANA PRICE
Mrs. Luciana Price
Director

/s/ LUCIANA PRICE
Mrs. Luciana Price

JOINT STATEMENT AGREEMENT

     Each of the undersigned hereby agrees that the Schedule 13G relating to the Common Stock of Ecogen Inc. to which this agreement is attached as an exhibit is filed on behalf of such person.

Date: February 14, 2002

Bioinvest Limited

By:	/s/ LUCIANA PRICE
Mrs. Luciana Price
Director

                              Farlap Asset Management Limited

By:	/s/ LUCIANA PRICE
Mrs. Luciana Price
Director

/s/ LUCIANA PRICE
Mrs. Luciana Price